FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q1 RESULTS

Gross Revenue Growth Accelerates to 44.5%

Net Income of $0.02 US per share

Vancouver, Canada, June 26, 2006, Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, announces results for the first quarter, which ended May 31, 2006. All financial amounts denominated in US dollars.

Net Income for the quarter was $265,000, or $0.02 per share, versus net income of $300,000 or $0.02 per share in Q1 of last year. Gross Revenue for the quarter was $13,234,000, versus $9,156,000 in Q1 of the prior year, an increase of $4,078,000. US dollar quarter over quarter revenue growth accelerated to 44.5%, eclipsing the pace of 35% set in the last half of fiscal 2005.

Discounts, rebates and slotting fees rose from $225,000 in Q1 of 2005 to $1,127,000 this quarter, an increase of more than $900,000, or 400%. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. EBITDA for the quarter was approximately $800,000, after deducting more than $125,000 in non-cash stock based compensation charges. Increases in SG&A costs were mostly due to higher sales and marketing charges associated with the growth of the Company’s branded products.

Leading Brands Chairman and CEO Ralph McRae said: “I am extremely pleased with the pace at which our sales continue to grow. When you reflect upon the fact that we are still a relatively small company in an extremely large industry the potential for additional growth is really quite amazing. What I am perhaps most excited about is that we were able to generate a profit and material positive cash flow despite continuing to invest heavily in new listings and promotions. I credit this to the strength of our Integrated Distribution System™.”

Mr. McRae continued: “With our introduction of Caesar’s® Cocktail Mix into the US and the recent North American-wide launch of TREK® Natural Sports Drinks and NITRO™ Energy Drinks we are looking to increase our momentum through the prime Summer selling season. We continue to expand the presence of TrueBlue® in both the United States and Canada and have added regional sales managers in the US Northeast and Mid-West to direct our business there and increase the presence of our brands in those markets.”

Mr. McRae concluded: “I truly hope that these results and developments are ultimately reflected in the market capitalization of our Company, which I believe to be significantly under valued when compared with other publicly traded beverage firms.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Monday, June 26, 2006, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-850-9143

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-402-220-1578 and reference the passcode 2150435.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Nitro™ Energy Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com

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(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	May 31	May 31
	2006	2005

Gross sales	$13,234,308	$9,155,742
Less: Discounts, rebates and slotting fees	(1,127,410)	(225,468)
Net sales	12,106,898	8,930,274

Expenses (Income)
Cost of sales	8,532,485	5,892,078
Selling, general & administration expenses	2,776,319	2,213,487
Depreciation and amortization	225,816	228,532
Interest expense	125,768	78,696
Other expense (income)	-	(257)
Total Expenses	11,660,388	8,412,536

Net income before taxes	446,510	517,738
Less: Income tax expense	181,667	217,302
Net Income after income taxes	264,843	300,436

Deficit, beginning of period	(19,010,186)	(17,734,758)

Deficit, end of period	$(18,745,343)	$(17,434,322)

EARNINGS PER SHARE
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

Weighted average number of shares outstanding	15,114,322	15,045,069